SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 19 June 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

19 June 2017

BT Group intends to repurchase up to £200 million of shares from Orange

Orange has today announced its intention to offer approximately 133 million shares in BT Group plc (BT) to institutional investors by means of an accelerated bookbuild offering (the Offering). The Offering represents approximately 1.33% of BT's issued share capital. As partial consideration for its purchase of EE Limited in January 2016, BT issued 398,725,107 new ordinary shares to Orange, subject to lock-up provisions which expired in January 2017. The Offering represents approximately 33% of Orange's interest in BT's share capital.

BT has committed to participate in the Offering and has placed an order to repurchase shares up to a maximum total value of £125m. Separately, Ilford Trustees (Jersey) Limited, trustee of the BT Group Employee Share Ownership Trust (the Employee Trust) has placed an order to purchase additional shares with a maximum total value of £75m from Orange which BT will fund.  Accordingly, BT's orders amount to a maximum aggregate value of £200m (together, the Repurchase).  Orange will allocate BT's and the Employee Trust's orders in full.

As announced on 11 May 2017, BT expected to buy back around £100m of shares in 2017/18 to help counteract the dilutive effect of all employee share option plans maturing in the year. This would have been below the £206m buyback BT completed in 2016/17. The Repurchase will allow BT to satisfy its announced 2017/18 buyback, offsetting the dilutive effect of employee share options this year. Further, BT expects to continue to offset the dilutive effect of employee share options in future years and has therefore decided to take advantage of current market conditions and the opportunity to purchase a significant number of shares in a single transaction by participating in the Offering in excess of the level previously expected for the 2017/18 buy back.

The Repurchase is subject to the satisfaction or waiver by BT or (as applicable) the Employee Trust of a number of conditions, including the successful completion of the Offering before 4:30 p.m. on 21 June 2017 and that the offer price does not exceed the maximum amount per share allowed under the relevant shareholder approval given at the BT annual general meeting on 13 July 2016.

BT intends to hold the shares acquired in the Repurchase in treasury and the Employee Trust will hold the shares it acquires to satisfy employee share options and awards going forward.

The offer price and final number of shares sold will be determined by Orange at the conclusion of the bookbuilding process and will be announced by Orange and BT separately. The Repurchase is expected to settle on 22 June 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 19 June 2017